

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2023

Mingyu (Michael) Li
Chief Executive Officer
Horizon Space Acquisition I Corp.
1412 Broadway, 21st Floor, Suite 21V
New York, NY 10018

> **Re: Horizon Space Acquisition I Corp.**
> **Form 10-K for the year ended December 31, 2022**
> **File No. 001-41578**

Dear Mingyu (Michael) Li:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Arila Zhou, Esq.